UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number 001-39564

Mingzhu Logistics Holdings Limited

(Translation of registrant’s name into English)

27F, Yantian Modern Industry Service Center
No. 3018 Shayan Road, Yantian District
Shenzhen, Guangdong, China 518081

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

As previously disclosed by the Company, on November 24, 2021, Ningbo Cheyi Corporate Information Consulting Co., Ltd. ( “WFOE”), a wholly owned subsidiary of the Company entered into a series of contractual arrangements, also known as the VIE Agreements, with Zhejiang Cheyi Network Technology Co., Ltd. (“Cheyi Network”), a limited liability company organized under the laws of the People’s Republic of China (“PRC”) and Cheyi Network’s shareholders. As a result, Cheyi Network became a variable interest entity of the Company and is consolidated for accounting purpose only.

On December 30, 2023, WFOE, Cheyi Network and Cheyi Network’s shareholders executed a VIE Termination Agreement to terminate the Master Exclusive Service Agreement, Business Cooperation Agreement, Proxy Agreement, Exclusive Option Agreement, Equity Interest Pledge Agreement and Letter of Confirmation and Undertaking. The VIE Termination Agreement is filed hereto as Exhibit 10.1. As a result, Cheyi Network ceased to be a variable interest entity of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINGZHU LOGISTICS HOLDINGS LIMITED
Date: January 5, 2024
	By:	/s/ Jinlong Yang
		Name:	Jinlong Yang
		Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

10.1	VIE Termination Agreement by and among WFOE, Cheyi Network and Cheyi Network’s shareholders dated December 30, 2023

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